UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC 20549

                         SCHEDULE 13D
                        (Rule 13d-101)

           	INFORMATION TO BE INCLUDED IN STATEMENTS
         	FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
            	THERETO FILED PURSUANT TO RULE 13d-2(a)
                     	(Amendment No.__)*

                   	nStor Technologies, Inc.
                      	(Name of Issuer)

                  Common Stock, $.05 par value
                 (Title of Class of Securities)

                       	67018N 10 8
                       	(Cusip No.)

                      	Bernard Marden
               	1290 South Ocean Boulevard
        Palm Beach, Florida 33480, (561) 833-2001
	(Name, Address and Telephone Number of Person Authorized to
           	Receive Notices and Communications)

                      	March 5, 1998
   	(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                 1
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CUSIP NO. 67018N 10 8

1)	Name of Reporting persons S.S. or IRS Identification Nos. of above persons

   BERNARD A. MARDEN   (###-##-####)


2)	Check the Appropriate Box if a Member of a Group

   (a)  _           (b)  _


3)	SEC Use Only  _____________________________________________


4)	Source of Funds:      PF


5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
   2(d) or 2(e)   _


6)	Citizenship or Place of Organization:       U.S.A.

   Number of      (7) Sole Voting Power:              3,973,025
   Shares Bene-
   ficially       (8) Shared Voting-Power:               -0-
   Owned by Each
   Reporting      (9) Sole Dispositive Power:         3,973,025
   Person
   With          (10) Shared Dispositive Power:          -0-


11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
              3,973,025

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
              _

13)	Percent of Class Represented by Amount in Row (11):

              16.4%

14)	Type of Reporting Person:     IN

                                   2
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Item 1.  Security and Issuer.

 This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Shares"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 450 Technology Park, Lake Mary, Florida 32746.

Item 2.  Identity and Background.

 a.	Name:                Bernard A. Marden

 b.	Business address:    1290 South Ocean Blvd.
   	                     Palm Beach, FL  33480

 c.	Present principal occupation:   Investor
    Name and address of corporation business is primarily conducted through:
    _____________________________________________________

 d.	During the past five years, I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 e.	During the past five years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 f. Citizenship:   U.S.A.


Item 3.  Source and Amount of Funds of Other Consideration.

    The source of the funds for the purchase of the Shares and the warrants was my personal funds. The total amount of money used to purchase the Shares and the warrants was $5,067,590.98. Reference is made to Item 5 for a description of prior acquisitions not previously reported.


Item 4.  Purpose of Transaction.

    Purpose of acquisition of securities of the issuer:  Investment


    a.	Reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, reporting person reviews from time to time the performance of all of his investments, including but not limited to the securities of the Company, and may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company.

    b.	None.
    c.	None.
    d.	None.
    e.	None.
    f.	None.
    g.	None.
    h.	None.
    i.	None.
    j.	None.


Item 5.  Interest in Securities of the Issuer.

    The event that requires filing of this Schedule 13D is my beneficial ownership of more than 5% of the Company's outstanding common stock which occurred on March 5, 1998. On the date of this Report, I beneficially own 3,973,025 Shares or approximately 16.4% of the outstanding common stock of the Company. I have the sole power to vote and to dispose of the Shares. There is no shared power to vote or dispose of the Shares I own. My beneficial ownership of the Shares consists of the following:

    (a)	1,523,025 shares purchased in open market transactions from December
        1996 to May, 1999;

    (b) Warrants to purchase 333,334 Shares exercisable during the period from March 5, 1998 to March 5, 2001;

    (c)	500,000 Shares acquired from the Company on April 8, 1999;

    (d)	Warrants to purchase 250,000 Shares exercisable during the period from April 14, 1999 to April 14, 2002;

    (e)	1,000 shares of Series D Convertible Preferred Stock ("Series D
        Preferred Stock") convertible into 1,000,000 shares beginning April 27, 1999;

    (f)	1,000 shares of Series E Convertible Preferred Stock ("Series E
        Preferred Stock") convertible into 333,333 shares beginning June 8, 1999; and

    (g)	Warrants to purchase 33,333 Shares exercisable during the period from
        June 8, 1999 to June 8, 2002.

During the period from December 1996 to May 1999, I acquired 1,523,025 shares in 46 open market transactions and sold -0- shares in -0- open market transactions.

I acquired warrants to purchase 333,334 Shares from the Company on March 5, 1998 in connection with a loan that I made to the Company of $1,000,000.
I acquired the Series D Preferred Stock on October 29, 1998 from the Company for $1,000,000 in a private placement. On April 27, 1999 the Series D Preferred Stock became convertible into a maximum of 1,000,000 shares. I acquired the Series E Preferred Stock and 33,333 warrants on June 8, 1999 from the Company for $1,000,000 in a private placement. I acquired 500,000 Shares on April 8, 1999 from the Company in a private placement for a purchase price of $2.00 per Share for an aggregate purchase price of $1,000,000 and, as part of that transaction, acquired 250,000 warrants.

The open market transactions were on the American Stock Exchange and were made on my behalf by Cohmed Securities and/or J. W. Genesis Securities Corp., both securities broker dealers. The table below lists the transaction date for each transaction, number of shares purchased and total purchase price:

                   Number of
Transaction         Shares           Price            Total
   Date            Purchased       Per Share      Purchase Price
-----------        ---------       ---------      --------------

12/05/96             100,000         2.7694          276,940.00
12/11/96              25,000         2.935            73,375.00
12/11/96              25,000         2.9925           74,812.50
01/23/97              12,500         2.8425           35,531.25
01/23/97              22,500         2.905            65,362.50

01/27/97              15,000         2.8425           42,637.50
08/28/97               2,000         2.07              4,140.00
08/28/97              10,000         2.0075           20,075.00
08/28/97              25,000         2.07             51,750.00
09/03/97               5,000         2.07             10,350.00

09/05/97                 200         2.102               420.40
09/05/97              38,100         2.07             78,867.00
09/18/97              25,000         2.07             51,750.00
09/22/97              20,000         2.1325           42,650.00
09/24/97              21,000         2.195            46,095.00

10/16/97               1,500         2.57              3,855.00
10/17/97              33,700         2.5292           85,234.04
10/21/97               3,500         2.57              8,995.00
10/28/97               3,000         2.445             7,335.00
10/28/97              11,925         2.5075           29,901.93

08/14/98               5,000          .5825            2,912.50
08/14/98               6,500          .7075            4,598.75
08/14/98              33,000          .6450           21,285.00
08/12/98              55,500          .6445           35,769.75
09/03/98              15,000          .5177            7,765.50

09/03/98              76,000          .6427           48,845.20
09/03/98               8,000          .4554            3,643.20
09/03/98               1,000          .5802              580.20
10/19/98              42,200          .6441           27,181.02
10/19/98              12,200          .5817            7,096.74

11/06/98              90,000          .9652           86,868.00
12/09/98              26,000         2.54             66,040.00
01/06/99              25,000         3.03             75,750.00
01/14/99              50,000         3.03            151,500.00
01/15/99             165,500         3.25            537,875.00

01/20/99              50,000         2.97            148,500.00
01/21/99              13,000         3.03             39,390.00
01/22/99              10,000         3.16             31,600.00
01/22/99              43,200         3.02            130,464.00
01/26/99              55,000         3.02            166,100.00

01/28/99              50,000         2.90            145,000.00
02/22/99             100,000         3.3963          396,300.00
03/03/99              50,000         3.46            173,000.00
04/23/99              50,000         2.53            126,500.00
05/10/99              25,000         2.965            74,125.00
05/13/99              66,000         3.265           215,490.00


I have not sold any of the shares which have been acquired.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 5, 1998 I made a loan to the Company of $1,000,000. Such loan is evidenced by a promissory note issued by the Company bearing interest at the rate of 10% per annum and payable, together with accrued interest, on September 5, 1999. In connection with that loan, I received warrants to purchase 333,334 Shares at an exercise price of $1.50 per Share, exercisable from March 5, 1998 to March 5, 2001. On September 27, 1998, I agreed to extend the maturity date of the loan to September 5, 2000 upon the same terms and conditions. In consideration of such extension, the exercise price of the warrants was reduced to $1.00 per Share.

In October 1998, I invested $1,000,000 to purchase 1,000 shares of the Series D Preferred Stock from the Company in a private placement. The Series D Preferred Stock accrues dividends at 8% per annum, payable quarterly and each share is convertible into 1,000 shares of the Company's common stock, beginning April 27, 1999. If the shares of Series D Preferred stock are not converted into the Company's common stock within three years from the date of issuance, the Series D preferred Stock is automatically converted into common stock.

On April 8, 1999 I invested $1,000,000 to purchase 500,000 Shares from the Company in a private placement of Shares. In connection with such purchase, I acquired a warrant to purchase 250,000 Shares exercisable during the period from April 14, 1999 to April 14, 2002.

On June 8, 1999, I invested $1,000,000 to purchase 1,000 shares of the Series E Preferred Stock from the Company in a private placement. The Series E Preferred Stock pays quarterly dividends of 8% during the first year, 9% during the second year and 10% thereafter, and each share is convertible into
333.33 shares of the Company's common stock. As part of that transaction, I also received warrants to purchase 33,333 Shares for an exercise price of $3.30 per Share exercisable from June 8, 1999 until June 8, 2002.

Item 7.  Material to be Filed as Exhibits

         None




                                      	SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 9, 1999

                               /S/ Bernard A. Marden
                            ____________________________________
                                         (Signature)

                                      Bernard A. Marden
                            ____________________________________
                                           (Name)
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